FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X         Form 40-F
                               -----                -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes          No  X
                                -----       -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

              China Netcom Group Corporation (Hong Kong) Limited
                   Building C, No. 156, Fuxingmennei Avenue
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         An announcement on re-designation of Dr. Tian Suning, made by China Netcom Group Corporation (Hong Kong) Limited ("registrant") in English on April 6, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Zhang Xiaotie
                              -----------------

                          By  /s/ Oliver E Lixin
                              ------------------






                          Name:    Zhang Xiaotie and Oliver E Lixin

                          Title:   Joint Company Secretaries



Date:     April 6, 2005


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                               [GRAPHIC OMITTED]
              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                         (Stock Code: 906)

                                 ANNOUNCEMENT

The Board of Directors (the "Board") of China Netcom Group Corporation (Hong
Kong) Limited (the "Company") announces that Dr. Tian Suning, an Executive Director and the Chief Executive Officer of the Company was re-designated as the Vice Chairman, Executive Director and the Chief Executive Officer of the Company, with effect from today.

Dr. Tian Suning, 41, has served as a Director of the Company since 2000. He has also served as Vice President of China Netcom Communications Group Corporation since April 2002. Since 1999, he has served as Chief Executive Officer of China Netcom (Holdings) Company Limited and the Company. Since October 2002, Dr. Tian has served as a director of China Netcom Corporation International Limited, and has also served as Chief Executive Officer and director of Asia Netcom Corporation Limited since March 2003 and October 2003, respectively. Dr. Tian has served as a director of China Netcom (Group) Company Limited since 2001. He has also served as Vice Chairman and a non-executive director of PCCW Limited since April 2005. Dr. Tian is also a director of AsiaInfo Holdings Inc., a Nasdaq-listed company, and an independent director of TCL Corporation, a company listed on Shenzhen Stock Exchange. Dr. Tian was once a director of Trend Micro Inc., a company listed on the Tokyo Stock Exchange. Dr. Tian is also a member of International Business Council of World Economic Forum and Harvard Business School Asia Advisory Committee. Prior to joining China Netcom (Holdings) Company Limited, Dr. Tian was the co-founder and Chief Executive Officer of AsiaInfo Holdings Inc., a Nasdaq-listed company providing software and networking solutions in China. Dr. Tian has extensive experience and knowledge in the telecommunications and IT industry management and financing. Dr. Tian received a Ph.D. in natural resources management from Texas Tech University in 1992, an M.S. degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988, and a B.S. degree in environmental biology from Liaoning University in 1985.

The service contract of Dr. Tian Suning does not provide for a specified length of services and he will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Dr. Tian is entitled to an annual director's fee of HK$250,000 as proposed by the Board and approved by the shareholders of the Company. Dr. Tian is also entitled to an additional annual fee of HK$50,000 as a member of the Corporate Governance Committee of the Board. In addition, Dr. Tian is entitled to an annual base salary of HK$3,000,000 plus a performance-based bonus and any discretionary award of share options as may be determined by the Board. As at the date hereof, Dr. Tian holds 920,000 share options in the Company. Save for such share options, Dr. Tian does not have any interest in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance.

Except as noted above, Dr. Tian Suning is not connected with any directors, senior management or substantial or controlling shareholders of the Company and has not held any other directorships in any listed public companies in the last three years. There are no other matters relating to the re-designation of Dr. Tian Suning that need to be brought to the attention of the shareholders of the Company.

                                                       By Order of the Board
                                                           Zhang Xiaotie
                                                          Oliver E Lixin
                                                     Joint Company Secretaries

Hong Kong, 6 April 2005

On the date of this announcement, the Board comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive Directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Keith Rupert Murdoch, Mr. Yan Yixun as non-executive Directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive Directors.